Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2011

Tel Aviv, Israel, November 30, 2011, Elbit Imaging Ltd. (NASDAQ: EMITF) ("Elbit") announced today its results for the third quarter of 2011.

Consolidated revenues for the three month period ended September 30, 2011 amounted to NIS 258 million (US$ 70 million) compared to NIS 238 million reported in the corresponding period in 2010.

The increase is mainly attributable to: (i) Gain from changes of shareholding in investee entities as a result of increasing our holding in EPN from 43% to approximately 45% in the amount of NIS 15 million; (ii) an increase from Gain from fair value adjustment of investment property attributable to EDT in the amount of NIS 29 million; (iii) improvement in the results of our existing hotels in the Netherlands, Belgium and Romania; offset by (iv) decrease in revenues in our hotel segments due to the sale of our UK hotels in December 2010.

Revenues from commercial centers in Q3 2011 amounted to NIS 26 million (US$ 7 million) compared to NIS 25 in the corresponding period in 2010.

Cost of commercial centers in Q3 2011 amounted to NIS 38 million (US$ 10 million) compared to NIS 35 million reported in the corresponding period in 2010.

Gain from fair value adjustment of investment property in Q3 2011 amounted to NIS 29 million (US$ 8 million) compared to nil in the corresponding period in 2010. The gain is attributable to the revaluation of EDT’s retail properties.

Revenues from investment property rental income in Q3 2011 amounted to NIS 61 million (US$ 16 million) compared to NIS 63 in the corresponding period in 2010.

Cost of investment property in Q3 2011 and in Q3 2010 amounted to NIS 25 million (US$ 7 million).

Revenues from hotels operations and management in Q3 2011 amounted to NIS 72 million (US$ 19 million) compared to NIS 99 million reported in the corresponding period in 2010. The revenue from our existing hotels in Holland, Belgium and Romania were improved in Q3 2011 compared to the corresponding period in 2010 in the amount of NIS 7 million (US$ 2 million). Nevertheless, due to the sale of our UK hotels in December 2010, there is a decrease in the overall revenues from the hotels activity in Q3 2011 compared to the corresponding period in 2010.

Costs and expenses from hotels operations and management in Q3 2011 amounted to NIS 61 million (US$ 17 million) compared to NIS 86 million reported in the corresponding period in 2010. The decrease is mainly attributable to the sale of our UK hotels, in December 2010.

Revenues from sales from medical systems in Q3 2011 amounted to NIS 14 million (US$ 4 million) compared to NIS 7 million in the corresponding period in 2010. The increase is mainly attributable to the number of the systems sold during the period.

Costs and expenses from medical systems operations in Q3 2011 amounted to NIS 15 million (US$ 4 million) compared to NIS 14 million in the corresponding period in 2010.

Research and development expenses in Q3 2011 and in Q3 2010 amounted to NIS 14 million (US$ 4 million).

Revenues from sales of fashion merchandise in Q3 2011 amounted to NIS 41 million (US$ 11 million) compared to NIS 44 million reported in the corresponding period in 2010. The decrease is mainly attributable to timing of the Jewish Holidays in 2011 (October) as opposed to 2010 (September).

Cost and expenses of fashion merchandise and others in Q3 2011 amounted to NIS 51 million (US$ 14 million) compared to NIS 52 million reported in the corresponding period in 2010. The decrease is mainly attributable to the decrease in retail operations as mentioned above.

General and administrative expenses in Q3 2011 amounted to NIS 17 million (US$ 5 million) compared to NIS 14 million reported in the corresponding period in 2010. Such increase is mainly due to an increase in non cash stock based compensation expenses to NIS 8.5 million (US$ 2 million) in Q3 2011 compared to NIS 4 million in the corresponding period in 2010.

Financial income, net in Q3 2011 amounted to NIS 96 million (US$ 26 million) compared to financial expenses, net of NIS 76 million reported in the corresponding period in 2010. Such decrease of NIS 172 million relates mainly to the following:

(I) An increase in financial income amounted to NIS 161 million (US$ 43 million), attributable mainly to non-cash income derived from changes in fair value of financial instruments (mainly Plaza Centers N.V. notes, currency and interest hedge transactions, derivatives and marketable securities) all measured at fair value through profit and loss.

(II) A decrease in interest expenses, net in the amount of NIS 15 million (US$ 4 million), net of: (i) interest income; (ii) capitalization of financial expenses to qualified assets; and (iii) linkage differences in respect of bonds which are linked to the Israeli consumer price index). Such decrease in interest expenses related to: (i) sale of the UK hotels in December 2010 and (ii) the increase of 0.58% in the Israeli Consumer Price Index during Q3 2011 compared to 1.2% in the corresponding period of 2010.

Offset by

(III) An increase in the amount of NIS 4 million (US$ 1 million), in non-cash expenses related to exchange rate differences. The increase is mainly attributable to exchange rate fluctuation in respect to Plaza Center N.V.'s notes and one of the loans in the hotel segment.

Impairment charges and other expenses, net in Q3 2011 amounted to NIS 101 million (US$ 27 million) compared to NIS 14 million reported in the corresponding period in 2010. These expenses are attributable mainly to impairment of Plaza Centers N.V. trading property and due to impairment of deferred expenses and impairment of plots in dairy and farm activity, and to initiation expenses attributable to our operations in India and in the USA.

Income before taxes in Q3 2011 amounted to NIS 28 million (US$ 8 million) compared to loss in the amount of NIS 95 million reported in the corresponding period in 2010.

Loss in Q3 2011 amounted to NIS 26 million (US $7 million) out of which loss in the amount of NIS 40 million (US$ 11 million) is attributable to our equity holders and income in the amount of NIS 14 million (US$ 4 million) is attributable to the non-controlling interest.

Our shareholders' equity as of September 30, 2011 amounted to NIS 1.8 billion (US$ 490 million) compared to NIS 2.17 billion in December 31, 2010.

Our presentation to the consolidated financial statements for the third quarter of 2011 is available through our website at: www.elbitimaging.com under: “Investor Relations - Company Presentations (09/2011).”

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	September 30	December 31	September 30
	2 0 1 1	2 0 1 0	2 0 1 1
			Convenience
			translation
	(in NIS thousands)		US$'000
Current Assets
Cash and cash equivalents	884,357	1,040,797	210,737
Short-term deposits and investments	494,336	835,730	160,678
Trade accounts receivable	50,350	55,084	13,564
Other receivable	106,759	108,940	28,760
Prepayments and other assets	280,750	295,305	75,633
Inventories	58,774	44,643	15,834
Trading property	4,677,462	4,192,241	1,260,092
	6,552,788	6,572,740	1,765,298
Assets related to discontinued operation	-	-	-
	6,552,788	6,572,740	1,765,298

Non-Current Assets
Deposits, loans and other long-term balances	407,700	645,842	109,833
Investments in associates	13,771	25,127	3,710
Property, plant and equipment	1,179,541	1,157,206	317,764
Investment property	2,559,019	2,232,322	689,391
Other assets and deferred expenses	14,971	21,160	4,033
Intangible assets	75,321	48,316	20,291
	4,250,323	4,129,973	1,145,022

	10,803,111	10,702,713	2,910,320

Current Liabilities
Short-term credits	1,427,907	1,638,516	384,673
Borrowings relating to trading property	1,029,866	808,030	277,442
Suppliers and service providers	194,248	109,426	52,330
Payables and other credit balances	275,390	196,445	74,189
Other liabilities	144,837	126,590	39,018
	3,072,248	2,879,007	827,652
Liabilities related to discontinued operation	13,168	12,615	3,548
	3,085,416	2,891,622	831,200
Non-Current liabilities
Borrowings	5,612,682	5,524,260	1,512,037
Other financial liabilities	197,679	75,532	53,254
Other liabilities	14,263	14,005	3,843
Deferred taxes	81,446	19,773	21,941
	5,906,070	5,633,570	1,591,075
Shareholders' Equity
Attributable to equity holders of the Company	558,026	760,740	150,330
Minority Interest	1,253,599	1,416,781	337,715
	1,811,625	2,177,521	488,045

	10,803,111	10,702,713	2,910,320

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30		September 30		December 31,	September 30
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 0	2 0 1 1
						Convenience
						translation
	(in NIS thousands)					US$'000
Revenues and gains
Gain from bargain purchase	-	(*)397,082	-	-	397,082	4,163
Gain from sale of real estate assets	-	-	-	-	198,777	-
Gain from changes of shareholding in investees entities	15,453	-	15,453	-	-	-
Commercial centers	81,614	72,228	25,948	24,854	102,895	21,987
Gain from fair value adjustment of investment property	78,815	-	29,030	-	40,226	21,233
Investment property rental income	182,318	63,397	60,544	63,397	122,462	49,116
Hotels operations and management	209,987	293,093	71,840	99,226	403,822	56,570
Sale of medical systems	27,503	22,916	14,386	6,633	33,631	7,409
Sale of fashion merchandise and others	124,447	124,893	40,859	43,573	174,817	33,526
	720,137	973,609	258,060	237,683	1,473,712	194,004

Expenses and losses
Commercial centers	112,905	112,412	38,525	35,427	156,745	30,417
Investment property expenses	76,885	25,260	25,558	25,260	50,571	20,712
Hotels operations and management	179,104	250,190	61,372	86,323	341,291	48,250
Cost and expenses of medical systems operation	51,564	46,018	15,166	13,880	63,973	13,891
Cost of fashion merchandise and others	148,842	142,278	51,258	51,869	197,574	40,097
Research and development expenses	46,770	43,278	14,392	13,690	58,514	12,600
General and administrative expenses	49,587	49,029	17,277	14,434	65,292	13,359
Share in losses of associates, net	5,200	7,172	1,327	2,300	8,275	1,401
Financial expenses (income) , net	(86,288)	226,940	(95,789)	75,899	372,769	(23,246)
Impairments, charges and other expenses, net	137,724	31,821	101,142	14,009	84,664	37,102
	722,293	934,398	230,228	333,091	1,399,668	194,583

Income (loss) before income taxes	(2,156)	39,211	27,832	(95,407)	74,044	(579)
Income taxes (tax benefits)	51,560	3,993	53,761	(13,275)	4,920	13,893
Income (loss) from continuing operations	(53,716)	35,218	(25,929)	(82,132)	69,124	(14,472)
Profit (loss) from discontinued operation, net	-	(2,372)	-	(2,372)	4,401	-
Income (loss) for the period	(53,716)	32,846	(25,929)	(84,504)	73,525	(14,472)

Attributable to:
Equity holders of the Company	(133,020)	5,410	(39,513)	(85,261)	61,998	(35,836)
Minority interest	79,304	27,436	13,584	757	11,527	21,364
	(53,716)	32,846	(25,929)	(84,504)	73,525	(14,472)

(*) Retrospectively adjusted in connection with a business combination

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30		September 30		December 31,	September 30
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 0	2 0 1 1
	(in NIS thousands)					Convenience

Income (loss) for the period	(53,716)	32,846	(25,929)	(84,504)	73,525	(14,472)

Exchange differences arising from translation of foreign operations	102,444	(220,168)	75,602	44,062	(403,560)	27,598
Loss from cash flow hedge	-	(8,141)	-	784	39,220	-
Gain (loss) from available for sale investments	(11,206)	2,529	(11,750)	4,462	(864)	(3,019)
	91,238	(225,780)	63,852	49,308	(365,204)	24,579

Comprehensive income (loss)	37,522	(192,934)	37,923	(35,196)	(291,679)	10,107

Attributable to:
Equity holders of the Company	(68,206)	(124,904)	(2,962)	(37,051)	(128,992)	(18,375)
Minority interest	105,728	(68,030)	40,885	1,855	(162,687)	28,483

	37,522	(192,934)	37,923	(35,196)	(291,679)	10,107

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share	Share	Cumulative Foreign currency translation	Hedging	Available for sale and other	Stock base compensation	Retained	Gross	Treasury	Total amount attributable to equity holders of the	Minority	Total shareholders'
	Capital	premium	adjustments	reserves	reserves	reserve	earnings	Amount	stock	Company	Interest	equity
	(in NIS thousands)

Balance -
December 31, 2009	38,038	835,269	(242,304)	(39,221)	2,763	57,090	433,334	1,084,969	(138,519)	946,450	1,201,721	2,148,171

Comprehensive income (loss)	-	-	(229,689)	39,221	(522)	-	61,998	(128,992)	-	(128,992)	(162,687)	(291,679)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	(30,002)	(30,002)	-	(30,002)
Stock based compensation expenses	-	-	-	-	-	9,429	-	9,429	-	9,429	23,380	32,809
Employee stocks expired		6,832				(6,832)		-		-		-
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	182,843	182,843
issuance of shares to the minority by a subsidiary	-	-	-	-	(36,145)	-	-	(36,145)	-	(36,145)	171,524	135,379
Exercise of shares by employees	13	2,473	-	-	-	(2,486)	-	-	-	-	-	-
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	-

December 31, 2010	38,051	844,574	(471,993)	-	(33,904)	57,201	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share	Share	Cumulative Foreign currency translation	Hedging	Available for sale and other	Stock base compensation	Retained	Gross	Treasury	Total amount attributable to equity holders of the	Minority	Total shareholders'
	Capital	premium	adjustments	reserves	reserves	reserve	earnings	Amount	stock	Company	Interest	equity
	(in NIS thousands)

Balance -
December 31, 2010	38,051	844,574	(471,993)	-	(33,904)	57,201	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521

Comprehensive income (loss)	-	-	71,846	-	(7,032)	-	(133,020)	(68,206)	-	(68,206)	105,728	37,522
Dividend paid to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	(55,769)	(55,769)
Stock based compensation expenses	-	-	-	-	-	9,446	-	9,446	-	9,446	15,787	25,233
Employee stocks expired	8	20,258	-	-	-	(20,266)	-	-	-	-	-	-
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	11,766	11,766
issuance of shares to the minority by a subsidiary	-	-	-	-	(143,954)	-	-	(143,954)	-	(143,954)	(240,694)	(384,648)
Exercise of shares by employees	-	-	-	-	-	-	-	-	-	-	-	-

September 30, 2011	38,059	864,832	(400,147)	-	(184,890)	46,381	362,312	726,547	(168,521)	558,026	1,253,599	1,811,625

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share	Share	Cumulative Foreign currency translation	Hedging	Available for sale and other	Stock base compensation	Retained	Gross	Treasury	Total amount attributable to equity holders of the	Minority	Total shareholders'
	Capital	premium	adjustments	reserves	reserves	reserve	earnings	Amount	stock	Company	Interest	equity
	Convenience translation US$'000

December 31, 2010	10,251	227,525	(127,153)	-	(9,134)	15,410	133,441	250,340	(45,399)	204,941	381,676	586,617

Comprehensive income (loss)	-	-	19,355	-	(1,894)	-	(35,836)	(18,375)	-	(18,375)	28,482	10,107
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	-	-	(15,024)	(15,024)
Stock based compensation expenses	-	-	-	-	-	2,545	-	2,545	-	2,545	4,253	6,798
Employee stocks expired	2	5,458	-	-	-	(5,460)	-	-	-	-	-	-
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	3,170	3,170
issuance of shares to the minority by a subsidiary	-	-	-	-	(38,781)	-	-	(38,781)	-	(38,781)	(64,842)	(103,623)
Exercise of shares by employees	-	-	-	-	-	-	-	-	-	-	-	-
September 30, 2011	10,253	232,983	(107,798)	-	(49,809)	12,495	97,605	195,729	(45,399)	150,330	337,715	488,045